Exhibit 99.1

Greenbrook TMS Announces Proposed Public Offering of Common Shares

TORONTO--(BUSINESS WIRE)--May 4, 2021--Greenbrook TMS Inc. (TSX: GTMS) (NASDAQ: GBNH) (“Greenbrook” or the “Company”) today announces that it is pursuing an underwritten public offering of common shares (the “Common Shares”) in the United States and Canada (the “Offering”). The Common Shares are being offered by Stifel, Canaccord Genuity and BTIG, as joint book-running managers, and by Bloom Burton, as co-manager (collectively, the “Underwriters”).

The actual number of Common Shares to be distributed, the price of each Common Share and the size of the Offering will be determined by negotiation between the Company and the Underwriters in the context of the market with final terms to be determined at the time of pricing. The Offering is subject to market conditions, and there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering.

The Company intends to use the net proceeds from the proposed Offering for the development of new mental health service centers that specialize in Transcranial Magnetic Stimulation (“TMS”) treatment, to fund potential acquisitions as well as working capital and general corporate purposes.

The Offering is subject to a number of customary conditions, including, without limitation, receipt of all regulatory and stock exchange approvals. The Company has applied to list the Common Shares to be issued in the Offering on the Toronto Stock Exchange (“TSX”), subject to customary listing conditions, and has notified the Nasdaq Stock Market LLC (“NASDAQ”) in accordance with the rules of that exchange.

In connection with the Offering, the Company has filed and been receipted for a preliminary short form base PREP prospectus (the “Preliminary Prospectus”) with the securities regulatory authorities in each of the provinces of Canada, other than Québec. The Preliminary Prospectus has also been filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s registration statement on Form F-10 (the “Registration Statement”) in accordance with the U.S./Canada multi-jurisdictional disclosure system, but the Registration Statement has not yet become effective. The Preliminary Prospectus and the Registration Statement contain important information about the Company and the Offering. Prospective investors should read the Preliminary Prospectus and the Registration Statement and the other documents the Company has filed before making an investment decision. The Preliminary Prospectus is available on SEDAR at www.sedar.com. The Registration Statement is available on the SEC’s website at www.sec.gov. Alternatively, the Preliminary Prospectus (and the final short form base PREP prospectus for the Offering, when available), and the Registration Statement may be obtained, upon request, from the offices of Stifel, Nicolaus & Company, Incorporated at Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, by telephone at (415) 364-2720, or by email at syndprospectus@stifel.com, from the offices of Canaccord Genuity LLC, 99 High Street, 12th Floor, Boston, Massachusetts 02110, Attn: Syndicate Department or by email at prospectus@cgf.com, or from the offices of BTIG at 65 East 55th Street, New York NY 10022, or by email at prospectusdelivery@btig.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Preliminary Prospectus or the Registration Statement. The securities described herein may not be sold nor may offers to buy be accepted prior to the time at which the Registration Statement becomes effective and the Company files the (final) short form base PREP prospectus.

About Greenbrook

Operating through 128 Company-operated treatment centers, Greenbrook is a leading provider of TMS therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 620,000 TMS treatments to over 17,000 patients struggling with depression.

Forward-Looking Statements:

Certain information in this press release, including with respect to the anticipated Offering, the listing of the Common Shares to be issued in the Offering on the TSX and NASDAQ, and the anticipated use of the net proceeds of the Offering, constitutes forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s current annual information form and in the Company’s other materials filed with the Canadian securities regulatory authorities and the SEC from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Glen Akselrod
Investor Relations
Greenbrook TMS Inc.

Contact information:
investorrelations@greenbrooktms.com
1-855-797-4867